SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________ )

Press Release dated November 13, 2002

Eni’s 3Q results at September 30, 2002

Press Release dated November 20, 2002

Press Release dated November 25, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A. Name: Fabrizio Cosco Title: Company Secretary

PRESS RELEASE

ENI

Positive trend in 2002 third quarter

Operating income: euro 1,854 million, up 12.8%

Net income: euro 921 million, up 7.8%

Daily hydrocarbon production: 1,451,000 boe, up 8.5%

Eni’s Board of Directors examined today Eni’s consolidated accounts for the third quarter of 2002. Eni reported net income of euro 921 million, an increase of euro 67 million as compared to the third quarter of 2001, up 7.8% due essentially to an increase in operating income (euro 210 million, up 12.8%), related in particular to higher hydrocarbon production sold and cost reductions, as well as the positive change in the balance of net extraordinary income and expense (euro 150 million) whose effects were offset in part by higher income taxes. In the third quarter, daily hydrocarbon production amounted to 1,451,000 boe (barrels of oil equivalent), an increase of 114,000 boe, or 8.5%, over the third quarter 2001.

Eni’s income statement for the first nine months of 2002 showed net income of euro 3,182 million, a decrease of euro 1,209 million over the first nine months of 2001, or 27.5% (at June 30, 2002 this decrease amounted to 36.1%). Net income before non-recurring items (euro 149 million) and before the attribution of net income of Snam Rete Gas to minorities (euro 199 million) decreased by 13.4% (euro 3,530 million as compared to euro 4,077 million of the first nine months of 2001), essentially due to a weak energy scenario characterized by lower prices of Eni’s barrel (oil was down 4.8%; natural gas 15.2%) and by a decline in refining margins (Brent margin was down 72%) whose negative effects were partly offset by increased volumes sold, cost reductions and lower income taxes related mainly to the reduction in income before income taxes.

In the first nine months of 2002, daily hydrocarbon production amounted to 1,453,000 boe, an increase of 97,000 boe, or 7.2%, compared to the first nine months of 2001, despite the production cuts decided by OPEC (which reduced production by 30,000 boe). The production increase was due to: (i) startup of new fields in Algeria, Nigeria, the United States, Trinidad and Tobago, Iran and Pakistan; (ii) production increases recorded mainly in the United Kingdom, Algeria, Egypt, Norway, Italy, Congo, Kazakhstan and the United States. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%. In October 2002, production increased to over 1.5 million boe (1,541,000 boe).

Eni’s operating income for the first nine months of 2002 totaled euro 6,429 million, a decrease of euro 1,334 million over the first nine months of 2001, down 17.2% (down 25.2% at June 30, 2002), due mainly to:

•	a decrease in operating income recorded by the Exploration and Production division (euro 787 million, down 17%) related in particular to lower prices for Eni’s barrel (oil down 4.8%; natural gas down 15.2%), higher mineral asset impairment (euro 77 million) and the appreciation of the euro over the dollar. These negative factors were partly offset by increased hydrocarbon production sold (29.6 million boe, up 8.4%) and gains on disposal of mineral assets (euro 50 million);

•	decrease in operating income recorded by the Refining and Marketing division (euro 688 million, down 73.8%) mainly due to a sharp decline in refining margins (Brent margin was down 72%) and lower results of refined products distribution in Italy due to the effects of sales/closures of service stations.

Net sales from operations in the first nine months of 2002 amounted to euro 34,699 million, representing a euro 2,001 million decrease over the first nine months of 2001, down 5.5%, due mainly to lower international oil prices and lower prices for main downstream products, whose effects were offset in part by an increase in hydrocarbon production sold and higher activity levels in the Oilfield Services and Engineering segment.

Depreciation, amortization and writedown charges in the first nine months of 2002 (euro 3,812 million) increased by euro 366 million, up 10.6% over the first nine months of 2001, mainly in the Exploration and Production division due to increased production, higher exploration activity and mineral asset impairment.

Net extraordinary income in the first nine months of 2002 amounted to euro 29 million, with a decline of euro 373 million due to lower gains on the sale of assets (euro 772 million), offset in part by lower restructuring charges, mainly in the Petrochemical segment.

Income taxes for the first nine months of 2002 (euro 2,646 million) decreased by euro 580 million over the first nine months of 2001, due to a euro 1,587 million decline in income before taxes, offset in part by the negative effects of the adjustment of the reserve for deferred tax liabilities following the 10 point increase (from 30% to 40%) in British corporate tax for oil companies (euro 215 million).

Net borrowings at September 30, 2002, amounted to euro 9,272 million, a euro 832 million decrease over December 31, 2001.

Capital expenditure (euro 5,332 million, of which 88% concerned the Exploration and Production and Gas & Power divisions) increased by euro 739 million, up 16.1% over the first nine months of 2001, and concerned mainly: (i) development of hydrocarbon fields (euro 3,065 million, up 27.6%) in Italy, Nigeria, Kazakhstan, Iran, Libya, Angola, Venezuela and the United Kingdom; (ii) exploration expenditure (euro 610 million, up

8.9%) and acquisition of proved and unproved property (euro 210 million); (iii) the development of the refined products distribution network in Italy and outside Italy and actions on safety and environmental issues in refining (euro 304 million); (iv) development and maintenance of Eni’s natural gas primary transport network in Italy (euro 236 million); (v).prosecution of the development plan of electricity generation capacity (euro 220 million); (vi) the construction of the Greenstream pipeline (euro 174 million) for the transmission to Sicily of the natural gas produced in the Libyan fields of Wafa and Structure C of permit NC 41 (Eni is operator with a 50% interest).

Financial investments (euro 1,170 million) concerned in particular the purchase of French company Bouygues Offshore (euro 869 million at September 30, 2002, including net cash acquired for euro 109 million) in the oilfield services activity.

Own Shares

In the period from January 1, 2002 to November 12, 2002 a total of 44.9 million own shares were purchased for a total of euro 665 million (at an average of euro 14.80 per share). At November 12, 2002, Eni held 199.3 million own shares, equal to 4.98% of its share capital, for a total of euro 2,733 million (at an average price of euro 13.71 per share).

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months. Therefore Eni’s results of operations and changes in average net borrowings for the first nine months of the year cannot be extrapolated for the full year.

Selected consolidated financial data and operating data are attached below.

San Donato Milanese, November 13, 2002

This press release is available on the Eni Internet site: “www.eni.it”.

The integral text of Eni’s Report on the Third Quarter of 2002 (unaudited) will be published at 6 pm.

THIRDQUARTER REPORT
OF 2002

THIRD QUARTER REPORT
OF 2002

BASIS OF PRESENTATION
RESULTS OF OPERATIONS
NET SALES FROM OPERATIONS
OPERATING EXPENSES
DEPRECIATION, AMORTIZATION AND WRITEDOWNS
NET FINANCIAL EXPENSE
NET INCOME FROM INVESTMENTS
NET EXTRAORDINARY INCOME
NON-RECURRING ITEMS
INCOME TAXES
MINORITY INTERESTS
NET BORROWINGS
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENTS
MAIN EVENTS
MANAGEMENT’S EXPECTATIONS OF OPERATIONS
EXPLORATION AND PRODUCTION
GAS & POWER
REFINING AND MARKETING
PETROCHEMICALS
OILFIELD SERVICES AND ENGINEERING
ANNEX: PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ENI AND POLIMERI EUROPA SRL AT SEPTEMBER 30, 2001

CONTENTS

Basis of Presentation	2
Results of operations	2
Net Sales from Operations	5
Operating Expenses	7
Depreciation, Amortization and Writedowns	8
Net Financial Expense	8
Net Income from Investments	8
Net Extraordinary Income	9
Non-recurring Items	10
Income taxes	10
Minority Interests	11
Net Borrowings	11
Capital Expenditure and Financial Investments	11
Main Events	13
Management’s Expectations of Operations	16
Operating Results by Business Segments
Exploration and Production	18
Gas & Power	20
Refining and Marketing	22
Petrochemicals	24
Oilfield Services and Engineering	25
Annex: Pro-forma Consolidated Financial Statements of Eni and Polimeri Europa Srl at September 30, 2001	26

November 13, 2002

SUMMARY FINANCIAL DATA

					(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

10,682	10,795	1.1	Net sales from operations	36,700	34,699	(5.5)
2,830	3,125	10.4	Gross operating margin	11,209	10,241	(8.6)
1,644	1,854	12.8	Operating income	7,763	6,429	(17.2)
854	921	7.8	Net income	4,391	3,182	(27.5)
1,758	2,824	60.6	Capital expenditure and financial investments	9,128	6,502	(28.8)
			Net borrowings at period end	10,809	9,272	(14.2)

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first nine months of the year cannot be extrapolated for the full year.

SUMMARY OPERATING DATA

Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

1,337	1,451	8.5	Daily production of hydrocarbons (1) (thousand boe)	1,356	1,453	7.2
838	908	8.4	of oil (thousand barrels)	848	915	7.9
499	543	8.8	of natural gas (1) (thousand boe)	508	538	5.9
9.48	8.91	(6.0)	Sales of natural gas in primary distribution in Italy (billion cubic meters)	41.09	38.30	(6.8)
0.56	1.78	217.9	Sales of natural gas in primary distribution in Europe destined to Italy (billion cubic meters)	1.39	5.54	298.6
2.61	4.94	89.3	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	7.48	14.28	90.9
1,023	1,061	3.7	Electricity production sold (gigawatthour)	3,681	3,666	(0.4)
13.55	13.20	(2.6)	Sales of refined products (million tonnes)	39.40	38.84	(1.4)
1,484	1,445	(2.6)	Sales of petrochemical products (thousand tonnes)	4,658	4,721	1.4

(1)	Starting in 2001 natural gas production used for own consumption in countries where an alternative market exists is included in production. For this reason daily hydrocarbon production for the first nine months and the third quarter of 2001 was increased by 16,000 and 17,000 boe, respectively.

CERTAIN MARKET INDICATORS

Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

25.30	26.95	6.5	Average price of Brent dated crude oil (1)	26.16	24.38	(6.8)
1.52	0.75	(50.7)	Average European refining margins (2)	2.00	0.56	(72.0)
0.891	0.984	10.4	Average euro/USD exchange rate	0.896	0.926	3.3
4.3	3.4	(20.9)	Euribor (3)	4.5	3.4	(24.4)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.

(3)	Percentage.

E n i THIRD QUARTER REPORT OF 2002

BASIS OF PRESENTATION

Eni’s accounts at September 30, 2002, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended.

Financial information relating to income statement data are presented for the first nine months and the third quarter of 2002 as well as for the first nine months and the third quarter of 2001. Financial information relating to balance sheet data are presented at December 31, 2001, at June 30, 2002 and at September 30, 2002. In the preparation of this report on the third quarter of 2002, the same accounting principles applied to the preparation of 2001 financial statements were adopted. Tables are prepared in a format that makes them comparable with those of 2001 financial statements and the first half report. The third quarter accounts are not audited.

Effective from January 1, 2002, Polimeri Europa Srl is consolidated line-by-line; previously it was accounted for by the equity method in view of its sale. Effective from January 1, 2002, core petrochemicals businesses were transferred to Polimeri Europa Srl (now Polimeri Europa SpA) from EniChem SpA. These businesses include Eni’s core petrochemicals activities, and in particular olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. Also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy. About 6,100 employees were transferred. Certain plants were not transferred. In order to make a homogeneous comparison, Eni’s accounts at September 30, 2001 and for the third quarter of 2001 assume a consolidation line-by-line of Polimeri Europa from January 1, 2001. A pro-forma income statement at September 30, 2001 is attached below.

RESULTS OF OPERATIONS

					(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

10,682	10,795	1.1	Net sales from operations	36,700	34,699	(5.5)
211	181	(14.2)	Other income and revenues	593	716	20.7
(8,063)	(7,851)	(2.6)	Operating expenses	(26,084)	(25,174)	(3.5)
2,830	3,125	10.4	Gross operating margin	11,209	10,241	(8.6)
(1,186)	(1,271)	7.2	Depreciation, amortization and writedowns	(3,446)	(3,812)	10.6
1,644	1,854	12.8	Operating income	7,763	6,429	(17.2)
(89)	(164)	84.3	Net financial expense	(269)	(245)	(8.9)
(21)	36	—	Net income (expense) from investments	(10)	86	—
1,534	1,726	12.5	Income before extraordinary income and income taxes	7,484	6,270	(16.2)
(28)	122	—	Net extraordinary income (expense)	402	29	(92.8)
1,506	1,848	22.7	Income before income taxes	7,886	6,299	(20.1)
(481)	(824)	71.3	Income taxes	(3,226)	(2,646)	(18.0)
1,025	1,024	(0.1)	Income before minority interest	4,660	3,653	(21.6)
(171)	(103)	(39.8)	Minority interest	(269)	(471)	75.1
854	921	7.8	Net income	4,391	3,182	(27.5)
(90)	62	—	Non-recurring items	314	(149)	—
944	859	(9.0)	"Adjusted" net income	4,077	3,331	(18.3)

E n i THIRD QUARTER REPORT OF 2002

Nine months

Eni’s net income for the first nine months of 2002 totaled euro 3,182 million, a decrease of euro 1,209 million over the first nine months of 2001, down 27.5%, due to: (i) a decrease in operating income (euro 1,334 million, down 17.2%) related in particular to lower international oil prices (oil was down 4.8%; natural gas 15.2%) despite the recovery registered in the third quarter, and to a sharp decline in refining margins (Brent margin was down 72%), whose negative effects were partly offset by increased volumes sold and cost reduction; (ii) lower net extraordinary income (down euro 373 million) due mainly to lower gains on disposal of assets (euro 772 million), whose effects were offset in part by lower restructuring charges, in particular in Petrochemicals; (iii) the share of profits of Snam Rete Gas attributed to minorities after the public offer of December 2001 (euro 199 million). These negative changes were partly offset by lower income taxes (euro 580 million, or 18%), due in particular to lower income before income taxes, and the positive balance of net income/expense from investments (euro 96 million).

Net income before non-recurring items (euro 149 million) and before the attribution of net income of Snam Rete Gas to minorities (euro 199 million) decreased by 13.4% over the first nine months of 2001 (euro 3,530 million as compared to euro 4,077 million).

E n i THIRD QUARTER REPORT OF 2002

OPERATING INCOME

				(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

1,144	1,327	16.0	Exploration and Production (1)	4,629	3,842	(17.0)
339	375	10.6	Gas & Power (1) (2)	2,401	2,378	(1.0)
266	122	(54.1)	Refining and Marketing	932	244	(73.8)
(124)	(26)	(79.0)	Petrochemicals	(220)	(167)	(24.1)
52	73	40.4	Oilfield Services and Engineering	142	232	63.4
(33)	(17)	(48.5)	Other Activities	(121)	(100)	(17.4)
1,644	1,854	12.8	Operating income	7,763	6,429	(17.2)
(41)	(47)	14.6	Non-recurring items	0	(75)	—
1,685	1,901	12.8	Operating income	7,763	6,504	(16.2)

(1)	Operating income of the first nine months of 2002 prudentially reflects the euro 80 million effect of the reduction in storage and modulation tariffs following decision No. 49 of the Authority for Electricity and Gas of March 26, 2002. Eni filed an appeal against this decision with the Regional Administrative Court of Lombardia. Pending the result of this appeal, Eni did not record the effects of the new tariff regime on the operating income of the Exploration and Production and Gas & Power divisions. These effects amounted to a euro 229 million decrease on operating income of the Exploration and Production division and to a euro 229 million increase on operating income of the Gas & Power division.

(2)	Effective from 2002, Eni’s new Gas & Power division is responsible for Eni’s natural gas and electricity generation activities. In the past the results of operations of Natural Gas and Electricity Generation segments were reported separately.

     Eni’s operating income for the first nine months of 2002 totaled euro 6,429 million, a decrease of euro 1,334 million over the first nine months of 2001, down 17.2%, due mainly to:

•	decrease in operating income recorded by the Exploration and Production division (euro 787 million, down 17%) related in particular to lower international oil prices (oil down 4.8%; natural gas down 15.2%), higher asset impairment (euro 77 million) and the appreciation of the euro over the dollar. These negative factors were partly offset by increased hydrocarbon production sold (29.6 million boe, up 8.4%) and gains on disposal of assets (euro 50 million);

•	decrease in operating income recorded by the Refining and Marketing division (euro 688 million, down 73.8%) essentially due to a sharp decline in refining margins (Brent margin was down 72%) and lower results in distribution in Italy due to the effects of sales/closures of service stations.

     In the first nine months of 2002 daily hydrocarbon production amounted to 1,453,000 boe (oil and condensates 915,000 barrels; natural gas 538,000 boe) increasing by 97,000 boe, up 7.2%, despite the 30,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields mainly in Algeria, Nigeria, the United States, Trinidad and Tobago, Iran and Pakistan; (ii) production increases registered mainly in the United Kingdom, Algeria, Egypt, Norway, Italy, Congo, Kazakhstan and the United States. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%. In October daily production increased to over 1.5 million boe (1,541,000).

SEASONALITY

     Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

E n i THIRD QUARTER REPORT OF 2002

     In the first nine months of 2002, streamlining and efficiency improvement continued and allowed cost savings amounting to euro 341 million, which offset salary increases and the effects of inflation.

Third quarter

     Net income for the third quarter of 2002 amounted to euro 921 million, with a euro 67 million increase over the third quarter of 2001, up 7.8%, due to an increase in operating income (euro 210 million, up 12.8%) related in particular to increased hydrocarbon production sold, cost reductions and the positive change in net extraordinary income (euro 150 million) and income from investment (euro 57 million). These positive factors were offset in part by: (i) higher income taxes (euro 343 million or 71.3%) due in addition to the effect of Law Decree No. 209 of September 25, 2002 (see: Income Taxes), to the fact that the tax rate for 2001 kept into account lower income taxes due (15-19%) on gains on disposal of real estate and investments1; (ii) higher net financial charges (euro 75 million) related in particular to higher exchange rate charges.

     Eni’s operating income for the third quarter of 2002 totaled euro 1,854 million, an increase of euro 210 million over the third quarter of 2001, up 12.8%, due to: (i) an increase in operating income of the Exploration and Production segment (euro 183 million, up 16%) related in particular to higher hydrocarbon production sold (20.8 million boe, up 20%) and the recovery in international oil prices (hydrocarbons produced by Eni up 4.1%), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) lower operating losses in the Petrochemical segment (euro 98 million or 79%) related to lower depreciation and amortization charges and the positive effect of price increases on stock valuation and higher product margins. These increases were partly offset by lower operating income in the Refining and Marketing segment (euro 144 million, down 54.1%), due mainly to lower refining margins (the margin on Brent was down 50.7%) and lower results from distribution activities in Italy.

NET SALES FROM OPERATIONS

					(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

2,941	3,092	5.1	Exploration and Production	10,258	9,374	(8.6)
2,293	2,631	14.7	Gas & Power	11,089	11,065	(0.2)
5,602	5,247	(6.3)	Refining and Marketing	17,187	15,680	(8.8)
1,231	1,189	(3.4)	Petrochemicals	4,103	3,592	(12.5)
759	1,174	54.7	Oilfield Services and Engineering	1,994	3,108	55.9
223	245	9.9	Other Activities	544	707	30.0
(2,367)	(2,783)	17.6	Consolidation adjustment	(8,475)	(8,827)	4.2

10,682	10,795	1.1		36,700	34,699	(5.5)

Nine months

     Eni’s net sales from operations (revenues) for the first nine months of 2002 amounted to euro 34,699 million, representing a euro 2,001 million decrease over the first nine months of 2001, down 5.5%, due mainly to lower international oil prices and lower prices for main downstream products, whose effects were offset in part by an increase in hydrocarbon production sold and higher activity levels in the Oilfield Services and Engineering segment.

(1)	In quarterly accounts income taxes are calculated by applying an effective tax rate estimated on an annual basis to the quarterly results before taxes of each consolidated company, as adjusted for the fiscal effects relating to material income or expense items subject to different tax rules attributed to the specific quarter in which they are incurred.

E n i THIRD QUARTER REPORT OF 2002

     Revenues generated by the Exploration and Production division (euro 9,374 million) declined by euro 884 million, down 8.6%, due essentially to lower international oil prices (oil down 4.8%; natural gas down 15.2%), the appreciation of the euro over the dollar and lower volumes of purchased hydrocarbons marketed (36 million boe) due mainly to the transfer of the natural gas trading activity to the Gas & Power division. These negative factors were partially offset by higher hydrocarbon production sold (29.6 million boe, up 8.4%).

     Revenues generated by the Gas & Power division (euro 11,065 million) declined by euro 24 million, down 0.2%, due essentially to lower prices for natural gas, also related to the change in the sale mix, whose effects were partially offset by the transfer of the natural gas trading activity from the Exploration and Production division.

     Revenues generated by the Refining and Marketing division (euro 15,680 million) declined by euro 1,507 million, down 8.8%, essentially due to lower prices for petroleum products (the retail prices of gasoline and diesel fuel were down 21.8% and 12.6%, respectively) and to reduced sales volumes on both the retail and wholesale markets in Italy (770,000 tonnes, down 4.6%). On retail markets the decline in volumes sold was due to closures/sales of service stations, while on wholesale markets it was due to lower sales of gasoil, fuel oil to the thermoelectric industry and jet fuel.

     Revenues generated by the Petrochemical segment (euro 3,592 million) decreased by euro 511 million, down 12.5%, due mainly to the 13% fall in the average sales prices of products, partially offset by higher sales (up 1.4%).

     Revenues generated by the Oilfield Services and Engineering segment (euro 3,108 million) increased by euro 1,114 million, up 55.9%, due to an increase in the level of activity.

REVENUES BY GEOGRAPHIC AREA

				(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

5,575	4,855	(12.9)	Italy	20,404	17,571	(13.9)
1,287	2,367	83.9	Rest of European Union	5,416	6,324	16.8
1,422	475	(66.6)	Rest of Europe	2,990	2,112	(29.4)
492	995	102.2	Africa	1,608	1,852	15.2
424	1,103	160.1	Americas	1,547	3,915	153.1
1,482	1,000	(32.5)	Asia and other areas	4,735	2,925	(38.2)

5,107	5,940	16.3	Total outside Italy	16,296	17,128	5.1

10,682	10,795	1.1		36,700	34,699	(5.5)

Third quarter

     Eni’s net sales from operations for the third quarter of 2002 amounted to euro 10,795 million, representing a euro 113 million increase over the third quarter of 2001, up 1.1%, due to an increase in hydrocarbon production sold, higher international prices for oil, refined products and petrochemicals, as well as to the increase in the Oilfield Services and Engineering segment due to higher activity levels and the inclusion in the scope of consolidation of Bouygues Offshore from July 1, 20022. These positive factors were offset in part by a decline in natural gas prices and the effect of the appreciation of the euro over the dollar.

(2)	On October 15, 2002 the company changed its name to Saipem SA.

E n i THIRD QUARTER REPORT OF 2002

OPERATING EXPENSES

				(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

7,329	7,055	(3.7)	Purchases, services and other	23,861	22,912	(4.0)
734	796	8.4	Payroll and related costs	2,223	2,262	1.8
8,063	7,851	(2.6)		26,084	25,174	(3.5)

Nine months

     Operating expenses for the first nine months of 2002 (euro 25,174 million) decreased by euro 910 million compared to the first nine months of 2001, down 3.5%, essentially due to: (i) lower supply costs for natural gas and oil-based and petrochemical feedstocks, also due to the appreciation of the euro over the dollar; (ii) cost reductions resulting from streamlining and increased efficiency, which offset almost entirely the increase due to salary rises and inflation. These decreases were partially offset by higher activity levels in the Oilfield Services and Engineering segment.

     As of September 30, 2002, employees were 79,758, with an increase of 7,353 employees over December 31, 2001, due to a 7,443 unit increase outside Italy offset in part by a 90 employees decline in Italy. The increase outside Italy was due mainly to the purchase of Bouygues Offshore (about 5,000 employees) from July 1, 2002 and new hiring on a fixed term base in oilfield services.

EMPLOYEES

	Dec. 31, 2001	Sep. 30, 2002

Exploration and Production	7,533	7,699
Gas & Power	14,286	13,426
Refining and Marketing	15,172	14,385
Petrochemicals	12,479	12,425
Oilfield Services and Engineering	18,632	26,962
Other Activities	4,303	4,861

	72,405	79,758

Third quarter

     Operating expenses for the third quarter of 2002 (euro 7,851 million) decreased by euro 212 million compared to the third quarter of 2001, down 2.6%, essentially due to lower supply costs for natural gas, the appreciation of the euro over the dollar and cost reductions resulting from streamlining and increased efficiency. These decreases were partially offset by higher supply costs of oil-based and petrochemical feedstocks, the inclusion in consolidation of Bouygues Offshore and higher activity levels in the Oilfield Services and Engineering segment.

E n i THIRD QUARTER REPORT OF 2002

DEPRECIATION, AMORTIZATION AND WRITEDOWNS

				(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

782	875	11.9	Exploration and Production	2,320	2,618	12.8
125	117	(6.4)	Gas & Power	335	308	(8.1)
138	119	(13.8)	Refining and Marketing	376	370	(1.6)
80	46	(42.5)	Petrochemicals	244	136	(44.3)
48	72	50.0	Oilfield Services and Engineering	133	206	54.9
13	12	(7.7)	Other Activities	31	39	25.8
1,186	1,241	4.6	Total amortization and depreciation	3,439	3,677	6.9
0	30	—	Writedowns	7	135	—
1,186	1,271	7.2		3,446	3,812	10.6

Nine months

     Depreciation, amortization and writedown charges in the first nine months of 2002 (euro 3,812 million) increased by euro 366 million, up 10.6% over the first nine months of 2001, due to the increases registered essentially in the Exploration and Production division (euro 298 million), resulting from increased production and higher exploration activity (euro 33 million), and in the Oilfield Services and Engineering segment (euro 73 million) resulting from the entry into operation of new investments. These increases were partly offset by lower depreciation and amortization charges in the Petrochemical segment (euro 108 million) following plant writedowns recorded in 2001.

     Writedowns (euro 135 million) concerned proved and unproved properties mainly in the Gulf of Mexico (euro 84 million) and assets in Brazil and Argentina (euro 42 million) in the Gas & Power division related to their decreased profitability prospects.

Third quarter

     Depreciation, amortization and writedown charges in the third quarter of 2002 (euro 1,271 million) increased by euro 85 million, up 7.2% over the third quarter of 2001, due to the increases registered in the Exploration and Production and Oilfield Services and Engineering segments, offset in part by decreases registered in the Petrochemical segment.

NET FINANCIAL EXPENSE

     In the first nine months of 2002 net financial expense (euro 245 million) decreased by euro 24 million over the first nine months of 2001, due mainly to lower average net borrowings for about euro 1 billion and lower interest rates on European markets (Euribor down 1.1 points) offset in part by exchange rate differences related to the effect of the appreciation of the euro on dividends received.

NET INCOME FROM INVESTMENTS

     Net income from investments in the first nine months of 2002 amounted to euro 86 million, as compared to a net expense of euro 10 million in the first nine months of 2001 and represented the balance between income of euro 210 million and expense of euro 124 million. Income from investment concerned mainly: (i) Eni’s share of income on investments accounted for with the equity method in particular in the Gas & Power, Refining and

E n i THIRD QUARTER REPORT OF 2002

Marketing and Oilfield Services and Engineering segments; (ii) dividends from investments accounted for at cost; (iii) gains on the disposal of assets in the Petrochemical segment (euro 52 million). Expense on investments was due to Eni’s share of losses on investments, in particular Galp Energia SGPS SA, Albacom SpA, Blu SpA, Inversora de Gas del Centro SA and Distribuidora de Gas del Centro SA. The improvement in the net income/expense balance for euro 96 million was due primarily to lower losses related to Galp Energia due to the fact that in 2001 non-recurring expenses were recorded for euro 82 million.

NET EXTRAORDINARY INCOME

	(million €)
	Nine months

	2001	2002

Extraordinary income
Gains on disposal	952	180
Other extraordinary income	193	57

	1,145	237
Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(401)	(82)
- cost of redundancy incentives	(107)	(56)
- writedowns of fixed assets and losses from investments	(69)	(20)
	(577)	(158)
Other extraordinary expense	(166)	(50)

Total extraordinary expense	(743)	(208)

	402	29

     Gains on disposal related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular, gains on disposal in the first nine months of 2002 amounting to euro 180 million concerned the sale of refined product distribution activities in Nigeria (euro 81 million), service stations in Italy (euro 60 million) and minor assets and investments (euro 39 million).

     Provisions for risks and contingencies of euro 82 million related mainly the reserve for environmental risks in the Refining and Marketing (euro 56 million) and Petrochemical (euro 26 million) segments.

     Redundancy incentives of euro 56 million concerned primarily the Refining and Marketing division (euro 21 million), the Gas & Power division (euro 19 million) and the Petrochemical segment (euro 6 million).

     Writedowns for euro 20 million concerned essentially assets of the Priolo refinery.

E n i THIRD QUARTER REPORT OF 2002

NON-RECURRING ITEMS

			(million €)
Third quarter			Nine months

2001	2002		2001	2002

0	(30)	Asset impairment	(7)	(135)
	(33)	Environmental tax of the Sicilia Region		(65)
	(16)	Other		(33)
	0	Balance of storage tariffs for year 2001		(16)
	2	Balance of secondary distribution tariffs for year 2001		74
	8	Gains on disposal		50
(41)	22	Positive (negative) effect of stock valuation	7	50
(41)	(47)	Effect on operating income	0	(75)
		of which:
0	9	- Exploration and Production	(7)	(50)
	(71)	- Gas & Power		(66)
(19)	3	- Refining and Marketing	29	2
(22)	12	- Petrochemicals	(22)	40
	0	- Other segments		(1)
(82)	(3)	Non-recurring expense on investments	(82)	(16)
(28)	122	Net extraordinary income (expense)	402	29
(151)	72	Non-recurring items before taxes	320	(62)
		Adjustment of reserve for deferred tax liabilities		(215)
		due to change in tax regime in the UK
	2	Release of reserve for anticipated amortization		95
		as per Law 498/2001
61	(12)	Taxes (estimated)	(6)	33
(90)	62	Non-recurring items after taxes	314	(149)

Writedowns (euro 135 million) concerned mainly mineral assets in the Gulf of Mexico (euro 84 million) and assets in the Gas & Power division in Brazil and Argentina (euro 42 million) due to lower profitability prospects. Gains on disposals concerned the sale of mineral assets in the Exploration and Production division. The positive effects of stock valuations concerned the effects of price increases on the valuation of stocks starting in the second quarter in the Petrochemical segment. Estimated income taxes for euro 33 million concerned the estimated tax benefit of all non-recurring items.

INCOME TAXES

Income taxes (euro 2,646 million) decreased by euro 580 million over the first nine months of 2001, due mainly to a euro 1,587 million decline in income before taxes and the net effect (euro 95 million) of the release of the reserve for anticipated amortization as per Law 498/01. These positive factors were offset in part by the adjustment of the reserve for deferred tax liabilities due to the 10 percentage point increase in corporate taxes (from 30 to 40%) in the United Kingdom (euro 215 million), higher taxes (euro 90 million) related to Law Decree No. 2093 of September 25, 2002 and the fact that tax rate for 2001

(3)	Law Decree No. 209 of September 24, 2002 limited the deductibility for tax purposes of the writedown of investments in subsidiaries, whose shares are not traded in regulated markets and provided for the subdivision into five yearly instalments of such deductible amounts for all depreciation of investments held as financial investments. The same Decree changed the method for calculating the portion of taxable income subject to a lower tax rate (so called DIT). Estimated taxes are calculated based on the interpretation of the text approved by Parliament, the text must by read by the Senate for final approval before November 24, 2002.

E n i THIRD QUARTER REPORT OF 2002

kept into account lower income taxes due (15-19%) on gains on disposal of real estate and investments.

MINORITY INTERESTS

Minority interests (euro 471 million) increased by euro 202 million over the first nine months of 2001, due to the attribution of net income of Snam Rete Gas SpA for the first half of 2002 to minorities (euro 199 million) and higher net income earned by Saipem SpA and Italgas SpA.

NET BORROWINGS

Net borrowings at September 30, 2002 amounted to euro 9,272 million, a euro 832 million decrease over December 31, 2001. Cash provided from operating activities recorded in the third quarter allowed to cover financial requirements for: (i) capital expenditure (euro 5,332 million); (ii) financial investment (euro 1,170 million) related in particular to the acquisition of Bouygues Offshore (euro 869 million at September 30, 2002, including net cash acquired for euro 109 million); (iii) the payment of dividends for 2001 (euro 2,876 million); (iv) the buy-back of own shares (euro 586 million). The positive effect of the appreciation of the euro over the dollar contributed to the change in net borrowings. Debts and bonds amounted to euro 12,330 million, of which 6,991 were short-term and 5,339 were medium and long-term.

					(million €)
				% Ch. vs.	% Ch. vs.
	Dec. 31, 2001	June 30, 2002	Sep. 30, 2002	Dec. 31, 2001	June 30, 2002

Debts and bonds	12,819	11,888	12,330	(3.8)	3.7
Cash	(2,715)	(3,402)	(3,058)	12.6	(10.1)
Net borrowings at period end	10,104	8,486	9,272	(8.2)	9.3

CAPITAL EXPENDITURE
AND FINANCIAL INVESTMENTS

					(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

1,186	1,322	11.5	Exploration and Production	3,037	3,885	27.9
190	189	(0.5)	Exploration	560	610	8.9
956	1,124	17.6	Development	2,402	3,065	27.6
40	9	—	Acquisition of mineral rights	75	210	180.0
229	347	51.5	Gas & Power	799	793	(0.8)
68	100	47.1	Refining and Marketing	235	304	29.4
49	25	(49.0)	Petrochemicals	279	145	(48.0)
72	32	(55.6)	Oilfield Services and Engineering	200	143	(26.5)
12	46	263.3	Other Activities	43	62	44.2
1,616	1,872	15.8	Capital expenditure and financial investments	4,593	5,332	16.1
142	952	—	Financial investments	4,535	1,170	(74.2)
1,758	2,824	60.6	Total capital expenditure	9,128	6,502	(28.8)

Nine months

Capital expenditure amounted to euro 5,332 million, of these approximately 88% related to the Exploration and Production and Gas & Power divisions.

E n i THIRD QUARTER REPORT OF 2002

Exploration expenditure amounted to euro 610 million (of which 94% was directed outside Italy), representing an 8.9% increase over the first nine months of 2001. Outside Italy, exploration expenditure concerned mainly the United States, Kazakhstan, Egypt, Russia, Angola, Nigeria and Congo. Expenditure in Italy concerned primarily offshore areas in the northern Adriatic Sea and in the deep waters of the Sicily Channel and areas in northern-central Italy.

Expenditure for the acquisition of proved and unproved property amounted to euro 210 million and concerned the purchase of: (i) a 2.39% interest in the Kashagan field (Eni is single operator with a 16.67% interest after the purchase); (ii) a 5.6% interest in the Bayu Undan field in Australia (Eni’s interest 12.32% after the purchase); (iii) an 11.3% interest in the T-Block fields (Eni is operator with an 88.7% interest after the purchase); (iv) a 7.9% interest in the Mikkel field in Norway.

Expenditure for development and capital goods totaled euro 3,065 million, of which 89.2% outside Italy, increasing by 27.6%. Development expenditure in Italy referred primarily to the continuation of construction of plant and infrastructure in the Val d’Agri; outside Italy it concerned fields in Nigeria, Kazakhstan, Iran, Libya, Angola, Venezuela and the United Kingdom.

Total capital expenditure of the Exploration and Production division in the first nine months of 2002 amounted to euro 3,885 million, increasing by euro 848 million over the first nine months of 2001, up 27.9%.

Capital expenditure in the Gas & Power division totaled euro 793 million, relating in particular to: (i) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 236 million); (ii) the continuation of the development plan of electricity generation capacity (euro 220 million), in particular for the Ferrera/Erbognone (Sannazzaro) and Ravenna power stations; (iii) the construction (euro 174 million) of the Greenstream gasline that will carry natural gas from the Libyan fields of Wafa and structure C in the permit NC-41 operated by Eni with a 50% interest to Sicily; (iv) development and maintenance of urban networks in Italy (euro 143 million).

Capital expenditure in the Refining and Marketing division amounted to euro 304 million and concerned: (i) the distribution of refined products in Italy (euro 92 million) and outside Italy (euro 56 million) in particular the upgrade and construction of new service stations; (ii) refining and logistics (euro 101 million) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (iii) the LPG business (euro 26 million).

Financial investments amounted to euro 1,170 million and concerned primarily assets in oilfield services, in particular: (i) the purchase of French company Bouygues Offshore (euro 869 million at September 30, 2002, including net cash acquired for euro 109 million); (ii) a further 50% interest in English company European Marine Contractors (euro 122 million); (iii) a further 50% interest in SaiClo Luxembourg (euro 23 million) owner of the Maxita multipurpose vessel.

Third quarter

Capital expenditure in the third quarter of 2002 amounted to euro 1,872 million, of these approximately 71% related to the Exploration and Production division, in particular for the development of hydrocarbon fields in Libya, Iran, Nigeria, Kazakhstan and Italy.

E n i THIRD QUARTER REPORT OF 2002

MAIN EVENTS

In this paragraph main events occurred in the period September 18-November 12, 2002 are described4.

Exploration and Production

In the British section of the North Sea Eni sold to Oranje Nassau Limited its interests in the Cook (20%), Janice (18.2%), Pierce (3.7%) and Chestnut (6.3%) oil fields with a production of about 8,000 boe/day net to Eni. The agreement is part of an ongoing program to rationalize Eni’s asset portfolio in the area following the recent acquisition of British Borneo and Lasmo designed to focus Eni’s resources on a number of material core assets, which present growth potential and operational synergies.

In Kazakhstan Eni made a new oil discovery in the Kazakh sector of the Caspian Sea within the Kalamkas exploration structure, adjacent to the Kashagan field. This area is regulated by the same PSA of the Kashagan field, where Eni is single operator with a 16.67% interest. The Kalamkas-1 exploration well was drilled to a total depth of 2,360 meters and yielded over 2,000 barrels/day in test production. Drilling in very shallow and extremely environmentally sensitive waters was performed by the jack-up rig Qurtulus, floated into Kazakh waters from Baku.

In September work started for the construction of the Baku-Tblisi-Ceyhan pipeline (Eni’s interest 5%), linking Baku to the Turkish port of Ceyhan through Georgia, which will allow to transport some of the oil produced in the Caspian Sea area to the Mediterranean Sea. The pipeline will be 1,740-kilometer long with a transport capacity of one million barrels/day, is expected to start operating in 2005 and will cost about 3 billion dollars.

In Angola, in Block 15 (Eni’s interest 20%) located offshore 350 kilometers north-west of Luanda, a new oil discovery was made with the Reco Reco-1 well, which was drilled at a water depth of 3,798 meters and yielded approximately 3,000 barrels in test production.

Gas & Power

Law Decree No. 193 of September 4, 2002, in force from September 5 and turned into law No. 238/02 among other things prevents any increases in natural gas distribution tariffs to customers consuming less than 200,000 cubic meters/year and in electricity tariffs to eligible customers. Decree No. 193, while confirming tariffs in force before August 2002, prohibits the application of tariff increases set by the Authority for Electricity and Gas (“Authority”) for the September-October 2002 period and suspends increases foreseen for the November-December period. As concerns the September-October period in particular, the Authority had confirmed the current tariff for natural gas distribution and set a 1.7% increase for electricity supplies. On October 31, 2002, the Council of Ministers approved further criteria for the determination of tariffs. Based on this Decree, the Authority will: (i) define, calculate and update electricity and gas tariffs also after the opening up of markets to eligible customers in order to ensure a regular and gradual access to the free market of final users that are eligible customers; (ii) define methods for updating tariffs with reference to variable costs that minimize the impact of inflation by providing for updating schedules adequate to the objective of reducing the effects of energy prices on inflation, but safeguarding the functioning of energy producing companies and the competitivity of the producing system; (iii) define criteria for allocating the costs deriving from social support measures, in order to reduce as much as possible the aggregate net cost of interventions and to ensure neutrality in the application of tariffs to the various groups of users.

On November 6, 2002 Eni filed a claim with the Regional Administrative Court of Lombardia against decision No. 137/02 of the Authority for electricity and gas which

(4)	Main events occurred in the period January 1-September 17, 2002 are described in Eni’s half year report.

E n i THIRD QUARTER REPORT OF 2002

defined the priority criteria for the concession of transport capacity at the entry points into the Italian domestic network, aimed at obtaining its cancellation. Eni considers that the decision is not legitimate in the light of the European Directive on natural gas No. 98/30/CE and Legislative Decree No. 164/2000.

Eni has signed Heads of Agreement with Qatari company Ras Laffan Liquefied Natural Gas Co Ltd (RasGas) for a supply of liquefied natural gas volumes equivalent of about 1 billion cubic meters/year of natural gas beginning from the second quarter 2004, for 20 years. LNG volumes for the Spanish market will be delivered at Barcelona terminal, or at other terminals in the Iberian Peninsula in accordance to marketing needs. This agreement will allow Eni to increase its LNG sales and further diversify and increase its supply sources.

Refining and Marketing

On October 3, the Italian Antitrust Authority approved the agreement between Eni and Erg Petroli for the establishment of Erg Raffinerie Mediterranee, a new company controlled by Erg which will own Eni’s Priolo and Erg’s Melilli refineries in Sicily and ancillary power plants.

Before the end of 2002 Eni will start selling in its Agip branded service stations a new diesel fuel with low environmental impact named BluDiesel, which anticipates by seven years the date of mandatory introduction of low sulphur fuels decided by the European Union. BluDiesel contains only 10 parts per million of sulphur (10 mg/kg) and allows for cleaner injection and protection of the fuel burning system in cars, better combustion and faster startup even at low temperatures.

Oilfield Services and Engineering

Oilfield Services

Within its purchase of Bouygues Offshore on September 23, 2002, having acquired over 95% of Bouygues’ share capital outstanding at the closing of the public offer, Saipem performed a repurchase offer followed by a squeeze-out of the minority shareholders. Such procedures were closed on October 30 and Bouygues shares were withdrawn from the Paris and New York Stock Exchanges. At the end of these procedures Saipem owned 100% of the voting rights and 98.8% of the share capital, the remaining 1.2% is represented by own shares held by Bouygues for its stock option plans. The total cost of this transaction was euro 899 million (including net cash acquired for euro 109 million).

In October Saipem was awarded two major turn-key contracts for a total amount of 1 billion dollars for the development of hydrocarbon fields offshore Nigeria. The first contract relates to a floating production, storage and offloading (FPSO) vessel for the Erha field for Esso Exploration & Production Nigeria Limited. The project includes engineering, procurement, construction, towing and commissioning of the FPSO. The FPSO will consist of a 285-meter-long, 63-meter-wide and 32-meter-high hull and 24,000 tonnes of production modules and living quarters. The vessel will have a storage capacity of 2.2 million barrels of oil and an initial production capacity of 165,000 barrels of oil per day. The FPSO is scheduled to arrive on the Erha field in June 2005, in line with planned year end start-up. The second contract by Mobil Producing Nigeria Unlimited concerns production facilities to develop the Yoho and Awawa offshore fields. The project includes project management, engineering, procurement, construction, transportation and installation, hook up and commissioning of one production platform, pipeline laying and the other facility installation. The Castoro 8 vessel will install the platform and lay the pipelines between late 2003 and early 2004, whereas the Saipem 7000 vessel will install the deck during the second half of 2004. The contract is expected to be completed by year-end 2004.

E n i THIRD QUARTER REPORT OF 2002

Engineering

Snamprogetti, in joint venture with the Japanese companies Chiyoda and Mitsui & Co, has been awarded a turn-key contract to implement the fourth train for the production of LNG at the Ras Laffan complex in Qatar owned by Ras Laffan Liquefied Gas Company. The plant is expected to be completed by 2005 and to produce approximately 4.7 million tonnes/year of LNG. The joint venture partners will provide detailed engineering, procurement and construction. The Ras Laffan complex currently produces 6.6 million tonnes/year of liquified gas on two trains. Snamprogetti is also implementing the third train with a capacity of 4.7 million tonnes per year of LNG, as a result of a contract awarded in April 2001.

Libya project

In Libya within the joint development of the natural gas, oil and condensates Wafa field and of structure C in the NC-41 permit (operated by Eni with a 50% interest, the other partner being the Libyan national company NOC) Eni companies were awarded four contracts:

•	the first one to Saipem for a total value of approximately euro 285 million involves the laying of the Greenstream pipeline linking Mellitah, on the Libyan coast 80 kilometers west of Tripoli, to Gela, Sicily. The pipeline with a 32 inch diameter and 540-kilometer long will be laid at a maximum water depth of 1,160 meters by the Castoro 6 vessel. Pipelaying activities will be carried out during the second half of 2003. The project is scheduled to be completed in June 2004;

•	the second one to Saipem with a total value of approximately euro 400 million, comprises the project management, engineering, procurement, fabrication, transport and installation of two pipelines linking the Sabratha offshore platform, about 100 kilometers north of Tripoli, to Mellitah. The project, including also the construction and installation of facilities, will be carried out by the Castoro 6 vessel during the first half of 2004 and is expected to be completed in the second quarter of 2005;

•	the third one to Bouygues Offshore in joint venture with Doris Engineering for euro 133 million provides for the design, construction and installation of an underwater production system in the Libyan offshore at a water depth of 190 meters;

•	the fourth one, a turn-key contract, to a consortium led by Snamprogetti (the other partners being ABB Lumus and Hyundai Engineering and Construction) for the construction of a treatment plant (raw natural gas and liquid hydrocarbons from the Libyan offshore) at Mellitah. The total value of the contract is euro 700 million. The consortium will provide engineering, material supply and construction of the plant, which will have a capacity of 6.66 billion cubic meters/year. Work will be completed in 29 months.

Share buy-back program

In order to increase value for shareholders Eni’s General Shareholders’ Meeting on May 30, 2002 resolved to continue the share buy-back program up to a maximum of 400 million own shares, nominal value 1 euro, and increased by euro 2 billion its maximum amount (from euro 3.4 to 5.4 billion). Both limits include shares in portfolio at the Meeting’s date (161.4 million shares, nominal value 1 euro, for euro 2,175 million).

	No.	average	total	share of
	of shares	cost	cost	capital stock
Period	million	€/share	million €	%

January 1—November 12, 2002	44.9	14.80	665	1.12
From the beginning of the program (September 1, 2000)	199.3	13.71	2,733	4.98

E n i THIRD QUARTER REPORT OF 2002

MANAGEMENT’S EXPECTATIONS OF OPERATIONS

Trends in 2002 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to recover in the fourth quarter of 2002 in line with the gradual recovery of world economy thus confirming demand trends showed in the third quarter of 2002. On an annual basis demand is expected to remain at the levels of 2001. Despite the general market situation, the persisting tension in the Middle East and the production cuts decided by OPEC should support the price of oil, which is expected to reach about 26.5 dollars/barrel in the fourth quarter of 2002, representing a 37% increase as compared to the third quarter of 2001. In 2002, then, the price of Brent oil would average about 25 dollars/barrel (24.46 in 2001);

•	demand for natural gas in Italy is expected to increase by 2.7% compared to 2001, due to increased consumption for the production of electricity;

•	refining margins are expected to decline compared to 2001. The recovery in the demand for refined products in the second half of the year is not sufficient to trigger an upturn in refined product prices as compared to oil prices. Refining margins that in the third quarter of 2002 reached their lowest levels in the past ten years are expected to remain low;

•	growth in demand for petrochemical products is expected to decelerate in the last part of 2002 as compared to the third quarter of 2002. The recovery of margins registered in the third quarter is not expected to continue due to the decline in prices of monomers and polymers, offset only in part by the expected decline in the cost of oil-based feedstocks. On an annual basis margins are expected to remain on lower levels than in 2001 due to taken into account the marked decline registered in the first quarter.

The following are the forecasts for the production and sales performance of Eni’s main activities in 2002:

•	daily production of hydrocarbons, before the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow by approximately 8% compared to 2001, despite the effects of production cuts decided by OPEC, due to production increases in Kazakhstan, Venezuela, Norway, the United Kingdom, Egypt, Congo, and Italy (oil), as well as new fields coming on line in particular in Algeria, the United States, Nigeria, Iran, Trinidad and Tobago and Pakistan;

•	volumes of natural gas sold in primary distribution in Italy, assuming that temperatures are normal for the rest of the year, are expected to decline by approximately 8% compared to 2001, within the gradual alignment of Eni’s market share with the regulatory limits; this decline will affect in particular sales to wholesalers and industries. Volumes sold in Europe destined to Italy are expected to more than double due to the reaching of full supplies of some sale contracts to Italian importers. Volumes transported on behalf of third parties in Italy are expected to increase by about 70%, also in relation to the increase in Eni’s sales in Europe destined to Italy;

•	electricity production sold is forecasted at approximately 5 terawatthour, roughly stable as compared to 2001; volumes of purchased electricity sold on the market are forecasted at approximately 1.6 terawatthour;

•	total refinery processing intake on wholly owned refineries in Italy and outside Italy is expected to decline by 6% due to the agreements signed in 2002 with Erg for the Priolo refinery and with Tamoil for the sale of processing capacity. The utilization rate of available capacity in owned refineries is expected to increase (99% as compared to 97%

E n i THIRD QUARTER REPORT OF 2002

in 2001) due to the sale of the Priolo refinery in October which will allow Eni to achieve a better balance between refining capacity and market requirements, as well as higher processing on behalf of third parties. Sales of refined products are expected to decline by about 2% as compared to 2001 due primarily to lower sales on retail and wholesale markets in Italy;

•	sales of petrochemical products are expected to increase by approximately 3% due to increase expected in the fourth quarter of 2002, due to the fact that in the corresponding period of 2001 demand was especially weak.

In 2002 capital expenditure is expected to amount to approximately euro 8 billion; about 86% of this capital expenditure will be made in the Exploration and Production and Gas & Power divisions.

E n i THIRD QUARTER REPORT OF 2002

EXPLORATION AND PRODUCTION

Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

1,144	1,327	16.0	Operating income (million euro)	4,629	3,842	(17.0)
1,337	1,451	8.5	Daily production of hydrocarbons (thousand boe)	1,356	1,453	7.2
306	320	4.6	Italy	304	315	3.6
320	360	12.5	North Africa	316	347	9.8
230	240	4.3	West Africa	232	238	2.6
284	271	(4.6)	North Sea	281	299	6.4
197	260	32.0	Rest of world	223	254	13.9
103.9	124.7	20.0	Production sold (million boe)	351.2	380.8	8.4

Nine months

Operating income for the first nine months of 2002 totaled euro 3,842 million, representing a euro 787 million decrease over the corresponding period of 2001, down 17%, due mainly to: (i) lower international oil prices (oil down 4.8%; natural gas down 15.2%) related to the unfavorable energy environment in the first six months and the appreciation of the euro over the dollar; (ii) a decrease in storage and modulation tariffs due to the effects of decision No. 49/02 of the Authority for Electricity and Gas (euro 80 million); (iii) higher writedowns of mineral assets (euro 77 million) in particular in the Gulf of Mexico. These negative factors were offset in part by: (i) increased hydrocarbon production sold (29.6 million boe, up 8.4%); (ii) gains on the disposal of mineral assets (euro 50 million); (iii) cost reductions related to synergies deriving from the integration of purchased companies and streamlining.

In the first nine months of 2002 daily hydrocarbon production amounted to 1,453,000 boe (oil and condensates 915,000 barrels; natural gas 538,000 boe) increasing by 97,000 boe, up 7.2%, despite the 30,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields mainly in Algeria, Nigeria, the United States, Trinidad and Tobago, Iran and Pakistan; (ii) production increases recorded mainly in the United Kingdom, Algeria, Egypt, Norway, Italy, Congo, Kazakhstan and the United States. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%.

Daily production of oil and condensates (915,000 barrels) increased by 67,000 barrels, up 7.9%, due to increases registered outside Italy (up 59,000 barrels), in particular in: (i) Algeria, due to the start-up of the HBN (Eni’s interest 34.63%) and HBNS/BKNE (Eni’s interest 12.25%) fields; (ii) Kazakhstan, due to the fact that in the third quarter of 2001 production at the Karachaganak field (co-operated by Eni with a 32.5% interest) was suspended due to a fiscal dispute between Russia and Kazakhstan; (iii) Congo due to the start-up of the Foukanda and Mwafi fields (Eni is operator with a 65% interest) in the second half of 2001; (iv) Norway; (v) Venezuela due to the development of the Dacion field (Eni is operator with a 100% interest); (vi) the United Kingdom, due to the full operation of the Elgin/Franklin fields (Eni’s interest 21.87%); (vii) Iran due to the

E n i  THIRD QUARTER REPORT OF 2002

start-up of the Dorood field (Eni’s interest 45%); and Italy (up 20,000 barrels) due to the entry into operation of the Monte Alpi pipeline which transports oil produced in the Val d’Agri fields to Eni’s refinery in Taranto at the end of 2001. These increases were partly offset by a 12,000 barrels reduction outside Italy, in particular in Libya and Nigeria, due to production cuts decided by OPEC, as well as in Ecuador.

Daily production of natural gas (538,000 boe) increased by 30,000 boe, up 5.9%, due to increases registered outside Italy (up 41,000 boe), in particular in the United States (in connection with the start-up of the King Kong/Yosemite field — Eni’s interest 50%), Egypt, the United Kingdom, Kazakhstan (due to the reasons mentioned above) and Norway. These increases were offset in part by declines of mature fields in Italy (down 9,000 boe), in particular the Garibaldi/Agostino and Angela/Angelina fields and outside Italy (Indonesia down 2,000 boe).

Hydrocarbon production sold amounted to 380.8 million boe. The 16 million boe decrease over production was due essentially to lower withdrawals as compared to allotted shares (underlifting)5 outside Italy (7 million boe) and by natural gas production used for own consumption (6.6 million boe).

Third quarter

Operating income for the third quarter of 2002 totaled euro 1,327 million, representing a euro 183 million increase over the corresponding period of 2001, up 16%, due mainly to increased hydrocarbon production sold (20.8 million boe, up 20%), in particular of natural gas6, and to higher prices realized by Eni on hydrocarbons produced (up 4.1%). These positive factors were offset in part by the appreciation of the euro over the dollar.

In the third quarter of 2002 daily hydrocarbon production amounted to 1,451,000 boe (oil and condensates 908,000 barrels, natural gas 543,000 boe) increasing by 114,000 boe, up 8.5%, despite the 22,000 boe effect of production cuts decided by OPEC. The production increase was due to the start-up of new fields and production increases mainly in Algeria, Norway, the United States, Venezuela, Egypt, Congo, Nigeria, Iran, Italy and Kazakhstan. These increases were partly offset by declines in the United Kingdom due to planned maintenance of the Elgin/Franklin and Liverpool Bay fields.

Daily production of oil and condensates (908,000 barrels) increased by 70,000 barrels, up 8.4%, due to increases registered in particular in Algeria, Kazakhstan, Norway, Venezuela, Nigeria and Italy, partly offset by reductions in the United Kingdom, Egypt and Libya.

Daily production of natural gas (543,000 boe) increased by 44,000 boe, up 8.8%, due to the increases registered in particular in Egypt, the United States, Kazakhstan and Norway, offset in part by declines in the United Kingdom and Italy.

(5)	Agreements between partners regulate the right to withdraw proportional amounts of production in the period. Higher or lower volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

(6)	The increase in production sold is due also to the fact that in the third quarter of 2001 part of natural gas produced in Italy was set aside for rebuilding stocks. In the preceding years, in fact, it was assumed that the increase in stocks was made up entirely of domestically produced gas, which therefore did not contribute to quarterly results of operations. From 2002, due also to the merger of Snam SpA into Eni SpA, increases in stocks are proportionally attributed to imported and domestically produced gas; this allows for a harmonization of quarterly results, while the full year result remains unchanged. The effect in terms of higher volumes sold over the third quarter of 2001 amounted to 1.4 billion cubic meters (8.8 million boe).

E n i  THIRD QUARTER REPORT OF 2002

GAS & POWER

Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

339	375	10.6	Operating income (million euro)	2,401	2,378	(1.0)
10.04	10.80	7.6	Natural gas sales (billion cubic meters)	42.51	44.06	3.6
9.48	8.91	(6.0)	Italy	41.09	38.30	(6.8)
2.79	2.14	(23.3)	Wholesalers (distribution companies)	20.06	18.02	(10.2)
6.69	6.77	1.2	End customers	21.03	20.28	(3.6)
3.25	3.29	1.2	- Industrial users	11.28	10.58	(6.2)
1.24	1.14	(8.1)	- Industrial electricity producers	4.17	3.86	(7.4)
2.20	2.34	6.4	- Distributors of electricity	5.58	5.84	4.7
0.56	1.89	237.5	Outside Italy	1.42	5.76	305.6
0.56	1.78	217.9	In Europe destined to Italy	1.39	5.54	298.6
0.00	0.11	—	European market	0.03	0.22	633.3
0.66	0.61	(7.6)	Sales in secondary distribution	2.00	1.94	(3.0)
			outside Italy (billion cubic meters)
15.05	15.41	2.4	Transport of natural gas in Italy	51.07	54.72	7.1
			(billion cubic meters)
12.44	10.47	(15.8)	Eni	43.59	40.44	(7.2)
2.61	4.94	89.3	Third parties	7.48	14.28	90.9
			Sales of power generation activity
1,023	1,061	3.7	Electricity (gigawatthour)	3,681	3,666	(0.4)
182	433	137.9	Electricity trading (gigawatthour)	1,036	1,223	18.1
2,406	2,024	(15.9)	Steam (thousand tonnes)	7,570	7,017	(7.3)

Nine months

Operating income in the first nine months of 2002 amounted to euro 2,378 million, a euro 23 million decrease over the first nine months of 2001, down 1%, due to: (i) the negative effect of the change in the sale mix in primary distribution related to the higher share of sales in Europe destined to Italy; (ii) the payment of a new environmental tax (euro 65 million) established by the Sicilia Region with Regional Law No. 2 of March 26, 2002; (iii) asset impairment in Brazil (euro 25 million) and in Argentina (euro 17 million) due to lower profitability prospects. These negative factors were offset almost entirely by: (i) higher margins in secondary distribution related to higher tariffs (of which euro 74 million related to 2001) following the application of decision No. 122/027 of the Authority for Electricity and Gas; (ii) lower costs related to streamlining, in particular in transport activities in Italy, which were partly offset by salary increases and inflation.

In the first nine months of 2002 natural gas sales in primary distribution in Italy and in Europe destined to Italy (44.06 billion cubic meters) increased by 1.55 billion cubic meters over the first nine months of 2001 (up 3.6%), due to higher sales in Europe destined to Italy (4.15 billion cubic meters, up 298.6%) due to the progressive coming on line of long-term supply contracts to Italian importers (Plurigas, Edison, Dalmine and Cir Energia), offset in part by a 2.79 billion cubic meters decline in sales in Italy (down 6.8%), due mainly to

(7)	With this decision the Authority for Electricity and Gas changed and complemented its decision No. 237 of December 28, 2000, which defined the new tariff regime for natural gas distribution and supply to eligible customers. Decision No. 122 keeps into account the decision of the Regional Administrative Court of Lombardia of June 13, 2001, which accepted the claim of the Association of natural gas distribution companies against the parameters used by the Authority in determining the cost of capital employed in order to quantify the revenue cap of said companies, and therefore annulled the part of decision No. 237 which determined such parameters. The changes introduced by decision No. 122 concern in particular the determination of capital employed for those companies that are provided with audited financial statements starting from the year closing before January 1, 1991, such as Italgas.

E n i THIRD QUARTER REPORT OF 2002

lower sales to wholesalers (2.04 billion cubic meters) and to industrial users (0.70 billion cubic meters).

Sales of natural gas in secondary distribution in Italy (5.43 billion cubic meters) increased by 0.22 billion cubic meters, up 4.2%, due mainly to the approximately 103,000 units increase in the number of customers served (5.63 million as of September 30, 2002) and to a cold winter.

Sales in secondary distribution outside Italy (2.52 billion cubic meters) were substantially stable (2.56 billion cubic meters in the first nine months of 2001).

Eni transported 54.72 billion cubic meters of natural gas in Italy, an increase of 3.65 billion cubic meters, up 7.1%, due mainly to increased volumes transported on behalf of Italian importers (6.80 billion cubic meters).

In the first nine months of 2002, sales of electricity amounted to 3,666 gigawatthour. Eni sold 1,223 gigawatthour of purchased electricity to eligible customers.

Third quarter

Operating income in the third quarter of 2002 amounted to euro 375 million, a euro 36 million increase over the third quarter of 2001, up 10.6%, due mainly to higher volumes sold (0.76 million cubic meters, up 7.6%) and lower costs in particular for natural gas transmission, offset in part by the payment of the environmental tax (euro 33 million) established by the Sicilia Region with Regional Law No. 2 of March 26, 2002 and asset impairment in Brazil (euro 25 million).

Natural gas sales in primary distribution (10.80 billion cubic meters) increased by 0.76 billion cubic meters over the third quarter of 2001 (up 7.6%), due to higher sales in Europe destined to Italy (up 1.22 billion cubic meters) offset in part by a 0.57 billion cubic meters decline in sales in Italy due in particular to lower sales to wholesalers (down 0.65 billion cubic meters).

Eni transported 15.41 billion cubic meters of natural gas in Italy, an increase of 0.36 billion cubic meters, up 2.4%.

E n i THIRD QUARTER REPORT OF 2002

REFINING AND MARKETING

Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

266	122	(54.1)	Operating income (million euro)	932	244	(73.8)
13.55	13.20	(2.6)	Sales (million tonnes)	39.40	38.84	(1.4)
2.98	2.87	(3.7)	Retail sales Italy	8.74	8.35	(4.5)
1.10	1.00	(9.1)	Retail sales outside Italy	3.11	3.01	(3.2)
2.82	2.55	(9.6)	Wholesale sales Italy	8.13	7.75	(4.7)
1.47	1.59	8.2	Wholesale sales outside Italy	4.15	4.20	1.2
5.18	5.19	0	Other sales	15.27	15.53	1.7

Nine months

Operating income in the first nine months of 2002 amounted to euro 244 million, a euro 688 million decrease over the first nine months of 2001, down 73.8%, due mainly to: (i) the unfavorable refining scenario (Brent margin was down 72%), related to weak demand and high stocks of refined products worldwide, as well as to lower margins on continent-based refineries following a reduction in Fob/Cif differentials on refined products; (ii) the fact that in the first nine months of 2001 the positive effect of a decrease in stocks (valued at Lifo) was recorded for euro 29 million; (iii) lower volumes sold in retail and wholesale markets in Italy due in particular to sales/closures of service stations (720 units from September 30, 2001); (iv) lower margins on oxygenates related essentially to the decline in international prices. These negative factors were offset in part by: (i) increased results in LPG and lubricants activities in Italy; (ii) lower costs related to streamlining, which offset in part salary increases and inflation.

Refinery intake processing on own account in Italy and outside Italy (28.55 million tonnes) declined by 1.16 million tonnes, down 3.9% due to the sale of refining capacity to Tamoil following agreements signed in 2001 and longer maintenance standstills. The overall balanced capacity utilization rate of wholly owned refineries was substantially stable (95% as compared to 96% in the first nine months of 2001). About 36.6% of all oil processed came from Eni’s Exploration and Production division (29.3% in the first nine months of 2001).

Sales of refined products on retail and wholesale markets in Italy (16.10 million tonnes) decreased by 0.77 million tonnes, down 4.6%, due mainly to the effect of the sale/closure of 720 service stations as compared to September 30, 2001, and lower sales of gasoil on wholesale markets, of fuel oil to the thermoelectric industry and of jet fuel.

Sales of refined products on retail and wholesale markets outside Italy (7.21 million tonnes) were substantially stable as compared to the first nine months of 2001.

At September 30, 2002, Eni’s retail distribution network consisted of 11,024 service stations (of which 7,940 in Italy), 683 less than at December 31, 2001. In Italy the 411 unit reduction was due mainly to divestments related to the agreements defined with Tamoil in 2001 (247 service stations) and to closures (242 stations), offset in part by the opening of 78 new service stations. Outside Italy the decrease amounted to 272 service stations due mainly to the divestment of Eni’s distribution network in Nigeria.

Third quarter

Operating income in the third quarter of 2002 amounted to euro 122 million, a euro 144 million decrease over the third quarter of 2001, down 54.1%, due mainly to: (i) the negative trend in refining margins; despite the slight recovery registered in the third quarter as compared to the first half of the year, margins remained much lower than in the third quarter of 2001 (Brent margin was down 50.7%); (ii) lower results in marketing in Italy due in

E n i  THIRD QUARTER REPORT OF 2002

particular to sales/closures of service stations and lower margins. These negative factors were offset in part by increased results in LPG and lubricants activities in Italy and lower costs for the maintenance of refineries in the third quarter, related to the early performance of planned maintenance due to the especially negative refining scenario in the second quarter of 2002.

Refinery intake processing on own account in Italy and outside Italy (9.89 million tonnes) declined by 0.55 million tonnes, down 5.3% due to the sale of refining capacity to Tamoil following agreements signed in 2001 and lower processing at the Gela and Taranto refineries. Sales of refined products on retail and wholesale markets in Italy (5.42 million tonnes) decreased by 0.38 million tonnes, down 6.6%.

E n i  THIRD QUARTER REPORT OF 2002

PETROCHEMICALS

Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

(124)	(26)	(79.0)	Operating income (million euro)	(220)	(167)	(24.1)
1,484	1,445	(2.6)	Sales (thousand tonnes)	4,658	4,721	1.4
884	881	(0.3)	Basic petrochemicals	2,690	2,763	2.7
274	280	2.2	Styrenes and elastomers	879	894	1.7
326	284	(12.9)	Polyethylenes	1,005	1,064	5.9
			Polyurethanes	83

Nine months

Operating losses amounted to euro 167 million, as compared to a euro 220 million loss in the first nine months of 2001. The euro 53 million improvement (or 24.1%) was due to: (i) lower depreciation and amortization charges (euro 104 million) following plant writedowns recorded in 2001; (ii) the positive effect of the price increase of the second quarter on the valuation of stocks (euro 44 million), while in the first nine months of 2001 this effect had been negative for euro 22 million; (iii) lower costs related to streamlining and divestments, offset in part by salary increases and inflation; (iv) higher sales (up 1.4%). These positive factors were offset in part by lower margins, registered in particular in the first quarter, due to lower selling prices of products (down 13% on average) as compared to a less marked decline in oil-based feedstocks prices in euro.

Sales of petrochemical products (4,721,000 tonnes) increased by 63,000 tonnes, up 1.4%, due to the first signs of recovery in demand and to the building up of stocks by end users, in particular in the first quarter.

Production (7,201,000 tonnes) decreased by 258,000 tonnes, down 3.5%.

Third quarter

In the third quarter of 2002 operating losses amounted to euro 26 million, with a euro 98 million improvement (or 79.0%) on the third quarter of 2001 due to: (i) the positive effect of the price increase on the valuation of stocks (euro 16 million), while in the third quarter of 2001 this effect had been negative for euro 22 million; (ii) lower depreciation and amortization charges; (iii) a slight increase in margins due to higher selling prices of products as compared to a less marked increase in oil-based feedstocks prices in euro.

Sales of petrochemical products (1,445,000 tonnes) decreased by 39,000 tonnes, down 2.6%, mainly in polyethylenes.

Production (2,302,000 tonnes) decreased by 110,000 tonnes.

E n i THIRD QUARTER REPORT OF 2002

OILFIELD SERVICES AND ENGINEERING

					(million €)
Third quarter				Nine months

2001	2002	% Ch.		2001	2002	% Ch.

52	73	40.4	Operating income	142	232	63.4
			Order backlog at September 30	7,337	10,339	40.9
			Oilfield services	3,123	5,278	69.0
			Engineering	4,214	5,061	20.1

Nine months

Operating income for the first nine months of 2002 totaled euro 232 million, of which euro 240 million related to oilfield services, with a euro 90 million increase over the first nine months of 2001, up 63.4%. Oilfield services recorded an increase in operating income of euro 77 million due to the Blue Stream contract and to the results obtained in the Onshore construction area, especially following increases in activity in the Far East, West Africa and Saudi Arabia. These positive factors were offset in part by the lower profitability of the Offshore drilling areas. Engineering activities recorded an operating loss of euro 8 million, with a euro 13 million improvement, due primarily to increased activity levels in particular related to the contract for the construction of the Milan-Bologna high speed train tracks, offset in part by increased provisions to the reserve for risks related to contractual disputes concerning two projects.

Orders acquired in the first nine months of 2002 amounted to euro 6,580 million (euro 2,794 million in the first nine months of 2001). About 98% of new orders acquired was represented by work to be carried out outside Italy, and 13% by work originated by Eni companies. Eni’s order backlog reached euro 10,339 million at September 30, 2002 (euro 6,937 million at December 31, 2001). Projects to be carried out outside Italy represented 79% of the total order backlog, while orders from Eni companies amounted to 12% of the total.

Third quarter

Operating income for the third quarter of 2002 totaled euro 73 million, a euro 21 million increase of the third quarter of 2001, up 40.4. Oilfield services activities registered an operating income of euro 65 million.

E n i  THIRD QUARTER REPORT OF 2002

ANNEX: PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ENI
AND POLIMERI EUROPA SRL AT SEPTEMBER 30, 2001

INCOME STATEMENT

		(million €)
	Eni	Eni pro-forma

Net sales from operations	36,961	37,293
Operating expenses	(25,765)	(26,084)
Gross operating margin	11,196	11,209
Depreciation, amortization and writedowns	(3,396)	(3,446)
Operating income	7,800	7,763
Net financial income (expense)	(249)	(269)
Net income (expense) from investments	(80)	(10)
Income before net extraordinary income and income taxes	7,471	7,484
Net extraordinary income	423	402
Income before income taxes	7,894	7,886
Income taxes	(3,225)	(3,226)
Income before minority interest	4,669	4,660
Minority interest	(162)	(153)
Net income	4,507	4,507
Net borrowings	10,549	10,809

E n i THIRD QUARTER REPORT OF 2002

Investor Relations
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Cover: On-Off — Milan — Italy
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Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
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Fax +39.0659822141
www.eni.it

PRESS RELEASE

Eni: Acquires the Norwegian Company Fortum Petroleum AS

Mr Vittorio Mincato, Eni Chief Executive Officer: “The acquisition is in line with our strategy of production growth through the consolidation of our presence in core areas.”

Eni has signed, with the Finnish oil company Fortum, the agreement for the acquisition of 100% of the Norwegian subsidiary Fortum Petroleum AS at the price of US$ 420 million. The value of the company, including the outstanding debt at June 30, 2002, is of US$ 1078 million.

Fortum Petroleum AS, based in Lysaker, near Oslo, carries out activities in the Norwegian North Sea where it has stakes in producing fields such as Asgard (7%), Brage (12.26%) and Heidrun (5.12%), and also holds interests in the field of Mikkel (7%), under development and Goliath (15%) still to be developed. Eni already holds interests in the fields of Asgard, Mikkel and Goliath, in the latter, it acts as operator.

In addition, Fortum Petroleum AS has stakes in important gas transmission infrastructures such as Haltenpipe (5%), Heidrun Gas Export (5.12%) and Asgard Transport (5%) connecting the fields of Asgard and Heidrun to the Norwegian coast. The company is also present in Franpipe (1.29%) and the related Dunkerque terminal (0.84%) in France and in Europipe II (3.66%) for gas transmission to the German coast.

At the end of 2001 Fortum Petroleum AS had reserves of approximately 210 million barrels of oil equivalent of which half, natural gas. In the first half of 2002 its daily production was above 35,000 barrels of oil equivalent, up from 2001 production. In 2003, production is expected to exceed 40,000 barrels per day.

In 2001 Fortum Petroleum AS posted revenues for US$ 295 million and earnings before taxes equal to US$ 92 million.

The acquisition will be submitted for approval to the relevant Antitrust Authorities and the Norwegian Authorities and could be finalised in the first quarter of 2003.

The acquisition has a strong industrial rationale for Eni.

In particular:

•	It strengthens its presence in Norway with a production increase of 40% in 2003;

•	focuses activity by stepping up its participating interests in already owned assets and creates operational synergies;

•	increases production by 14% and reserves by 17% in the North Sea;

Mr. Vittorio Mincato, Chief Executive Officer of Eni, said: “The acquisition of Fortum Petroleum AS is in line with our strategy of production growth through the consolidation of our presence in core areas. This operation strengthens Eni’s presence in Norway where our production will rise by more than 40% in 2003. Furthermore focusing on assets where we already have interests will enable us to generate operational synergies.”

“The operation confirms — continued Mr. Vittorio Mincato — Eni’s commitment to grow in the core business also through acquisitions of assets in strategic areas as long as fully respecting rigorous financial criteria.”

San Donato Milanese, November 20, 2002

PRESS RELEASE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA AND JAPAN

The board of directors of Eni S.p.A. today approved the launch of a public tender offer for all the outstanding shares of Italgas S.p.A. that are not currently held, directly or indirectly by Eni. Today, Eni holds approximately 44% of Italgas’ share capital. If the required conditions are met, delisting of Italgas from the Mercato Telematico Azionario will be requested. The Tender Offer does not relate to the shares of Acque Potabili S.p.A., a subsidiary of Italgas.

The Italgas group is one of the largest distributors to retail customers in Europe. Italgas has 7 million customers and distributed approximately 12 billion cubic meters of gas in 2001 in Italy and abroad.

Eni will offer € 13.00 per Italgas share, all in cash. This offer price represents a premium of 25.7% over the weighted average official price of Italgas shares for the month prior to the date of this announcement and a premium of 19.1% over the official price on the trading day prior to this announcement. If all Italgas shares are tendered, the aggregate consideration payable by Eni would be approximately € 2.5 billion.

The Tender Offer will be made conditional upon anti-trust regulatory clearance.

This transaction is part of Eni’s strategy of rationalization and development in Italy and internationally, and is consistent with the plans which Eni has previously announced and is currently implementing.

The integration of industrial capabilities in the gas value chain will provide Eni with the required set of competences to develop further its activities in Europe, as the European market gradually liberalizes towards a single market.

Eni expects to commence the Tender Offer around mid December 2002, subject to the applicable regulatory process.

Eni will finance the Tender Offer through currently available committed credit lines.

Goldman Sachs and Banca IMI are financial advisors to Eni for the Tender Offer. Banca IMI will also act as coordination agent for the collection of acceptances. Eni’s legal advisors are studio Libonati Jaeger and Sullivan & Cromwell.

San Donato Milanese, November 25, 2002

This press release does not constitute, or form part of, any offer or invitation to purchase, or any solicitation of any offer to sell, any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore. It is not currently contemplated that the Tender Offer will be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America or any other country where the Tender Offer cannot be made absent registration or an exemption from registration (the “Other Countries”). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this document and any related offering documents cannot be mailed or otherwise transmitted or distributed in or into the United States of America or the Other Countries. Absent compliance with, or an exemption from, the requirements of such jurisdictions any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid.

This document contains forward-looking statements. In particular, among other statements, certain statements with regard to management objectives, the execution of the tender offer, and the achievement of synergies, the optimization of assets are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. The words “believe”, “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “will”, “may”, “should”, “risk” and similar expressions commonly identify such forward-looking statements.

Eni cautions investors not to place undue reliance on its forward-looking statements. Eni has based these statements on its current expectations and projections about future events. Forward-looking statements are subject to risk, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, actual results could be materially different from any future results expressed or implied by these forward-looking statements. No one undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.